Room 4561


      October 13, 2005




Mr. Cary D. Vandenberg
President and Chief Executive Officer
HPL Technologies, Inc.
2033 Gateway Place
Suite 400
San Jose, CA  95110


Re:	HPL Technologies, Inc.
	Form 10-K for Fiscal Year Ended March 31, 2005
	Filed June 29, 2005
		Form 10-Q for the Fiscal Quarter Ended June 30, 2005
	Filed August 15, 2005
	File No. 000-32967

Dear Mr. Vandenberg:

      We have reviewed your response to our letter dated September 20, 2005 in connection with our review of the above referenced filings and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the Fiscal Year Ended March 31, 2005

Note 4.  Goodwill Impairment, page 57

1. We note your response to our Prior Comment No. 3. Explain why you believe that your market capitalization is not representative of the fair value of the Company. Provide the computation of your reporting unit`s fair value based on quoted market prices and the fair value based on your discounted cash flow models and market approach analysis as of March 31, 2005 and June 30, 2005. Further provide the amount and type of consideration included in the non-binding term sheets which you indicate were received in June and July, 2005. Also tell us how the fair value of the reporting unit as calculated in your goodwill impairment assessments reconciles to your recent agreement to sell the Company for approximately $13 million.

* * * * *

      As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

      You may contact April Coleman, Staff Accountant, at (202)
551-
3458 or Thomas Ferraro, Senior Staff Accountant, at (202) 551-3225 or me at (202) 551-3499 if you have questions regarding comments on the financial statements and related matters.

							Sincerely,



							Kathleen Collins
							Accounting Branch Chief
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Mr. Cary D. Vandenberg
HPL Technologies, Inc.
October 13, 2005
Page 1